Stephen D. Fenstermacher

Executive Vice President and Global Chief Financial Officer

Mannatech, Incorporated

600 S. Royal Lane, Ste 200

Coppell, TX 75019

Via EDGAR and facsimile at (202) 772-9198

December 4, 2009

Mr. Joel Parker, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

                      Re:    Mannatech, Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A
File Number: 000-24657

Dear Mr. Parker:

Mannatech, Incorporated (the “Company”) is hereby providing you with explanations in response to the comment delivered by the Staff of the United States Securities and Exchange Commission (the “Staff” or the “Commission”) verbally on November 20, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Comment: Refer to your response to prior comment 2. Please clarify your previous response by addressing the following:

•

It is unclear why you believe that new and renewal pack sales do not have multiple deliverables. It appears, at a minimum, that you have an obligation to deliver product at the time of the pack sale and to provide products at a discount on an on-going basis over the term of the agreement. Tell us why you believe under EITF 00-21 that the latter deliverable “obligation” does not exist. Also, see paragraph 4a of SAB 104.

•	For pack sales where you believe you have implied membership fee, tell us what the related deliverable represents and how your accounting complies with EITF 00-21.

United States Securities and Exchange Commission

December 4, 2009

Response:

•

We continue to respectfully disagree with the Staff’s position regarding the existence of multiple elements present in any of our pack sales (new or renewal). We also disagree with the Staff’s analogy of our revenue streams to those referenced to SAB.T.13A4.a. The Staff stated in their Interpretive Response to Question 1 that membership fees for discount retailers should be deferred and recognized over the contractual term or expected customer life (because of the obligation to make available and offer products for sale at discount prices). We disagree with the analogy because the Question 1 example relates to a separate fee for the membership where the member solely receives the benefit of access to the discount retailer’s store in return for the initial fee and the initial fee does not result in the culmination of a separate earnings process. We believe this is inconsistent with our revenue streams and our business model as a multi-level marketing company based on the following:

1)

Our customers receive product with stand alone value for their initial purchase at a specified discount from list price. The obligation to deliver additional products for the life of the customer relationship is at the same discount rate as that provided in the initial purchase.

2)

SAB.T.13 footnote 39 indicates “The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee).” In our arrangements, the customer does not continue to benefit through purchases of subsequent products since subsequent purchases are not priced at a bargain in comparison to the initial purchase.

3)

We believe that the future discounts do not constitute an additional element to the arrangement as the discounts are not significant and incremental as discussed in AICPA Technical Practice Aid 5100.50. (as further discussed below).

We believe that TPA 5100.50 supports the Company’s position that the discount on future purchases does not result in an additional deliverable because a customer will not receive discounts that are significant or incremental (as defined in TPA 5100.50) to discounts typically provided to customers purchasing the same or similar products. In fact, the customer will continue to receive the same discount percentage as they received on their initial product purchase. Therefore, because the discounts are not determined to be a separate element of the arrangement they would not require separation from the delivered element in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables” as only one deliverable is present in each arrangement.

•

We continue to believe we do not have an implied membership fee in any of our pack sales since, as described above, our customers do not receive any incremental ongoing pricing benefit as a result of their initial purchase. However for sales of packs at a price exceeding the wholesale value of individual components within the pack, we defer any excess of sales price over our wholesale list price and recognize this excess amount over a twelve-month period, even though purchasers of these packs are not prospectively entitled to make future purchases at an incremental discount to the wholesale list prices or the discount on the original product sale. This policy is as a result of our conversations with the SEC in conjunction with our initial filing of our Form S-1 in 1998. The accounting for these transactions has been consistent since those communications. And while we disagree with the deferral of revenue in those situations, we continue to do so, based on the Staff’s instructions. To that end, if the Staff does not disagree with our position that our pack sales do not constitute a multiple-element arrangement but

United States Securities and Exchange Commission

December 4, 2009

instead are comprised only of product sales we respectfully request the proper accounting for all sales would be to recognize all product related consideration (once meeting the requirements of SAB Topic 13) to be recognized at the time the goods are received by the customer, thereby eliminating any future deferrals.

Acknowledgment:

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any questions should arise in the course of your review of this letter, please do not hesitate to call me at (972) 471-7302.

Sincerely,
/s/ Stephen D. Fenstermacher
Stephen D. Fenstermacher Executive Vice President and Chief Financial Officer

cc:	Larry A. Jobe, Director and Chairman of the Audit Committee
B. Keith Clark, Sr. VP, Global Chief Legal Officer and Corporate Secretary of Mannatech, Incorporated
Karen Cope, Executive Director of Accounting of Mannatech, Incorporated
Tatiana Morosyuk, Executive Director of Financial Reporting of Mannatech, Incorporated
J. Kenneth Menges, Jr., P.C. and Nancy Sarmiento, Outside Legal/SEC Counsel, Akin Gump Strauss Hauer & Feld LLP
Randy A. Gregg, Mike Stevenson, and Ted Vaughan , BDO Seidman, LLP, Independent Public Accountants